UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File No. 001-39000

Vista Energy, S.A.B. de C.V.

(Exact Name of the Registrant as Specified in the Charter)

N.A.

(Translation of Registrant’s Name into English)

Pedregal 24, Floor 4,

Colonia Molino del Rey, Alcaldía Miguel Hidalgo

Mexico City, 11040

Mexico

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Vista reports 39% annual increase in total P1 reserves

Mexico City, February 13, 2023 – Vista Energy, S.A.B. de C.V. (“Vista” or the “Company”) (NYSE: VIST; BMV: VISTA) today reported its estimated certified proved (“P1”) oil and gas reserves as of December 31, 2022, which showed a 39% year-over-year increase, for a total of 251.6 million barrels of oil equivalent (MMboe). P1 reserves additions totaled 87.8 MMboe, implying a reserves replacement ratio of 495%. The proved oil and gas reserves in Vista’s flagship Bajada del Palo Oeste project were estimated at 186.4 MMboe.

Average daily production during Q4 2022 was 54,718 boe/d, a 33% increase year-over-year. Oil production was 45,745 bbl/d during Q4 2022, an interannual increase of 41%. Total production in 2022 averaged 48,560 boe/d, a 25% increase year-over-year, of which oil production was 40,078 bbl/d, reflecting an interannual increase of 32%.

The estimated certified future net cash flows attributable to Vista’s interests in the P1 reserves as of December 31, 2022, evaluated using the regulations established by the SEC1 and discounted at 10% per annum, were 3,241 $MM in 2022, which more than doubled from 1,537 $MM in 2021.

“Our year-on-year growth continues to reflect the quality of our core Vaca Muerta acreage and demonstrates our ability to generate organic and profitable growth”, commented Miguel Galuccio, Vista’s Chairman and CEO, and added: “The increase in P1 reserves is a consequence of our continuous good results in Bajada del Palo Oeste, as well as the ramp-up of our development in the newly acquired Aguada Federal block”.

P1 reserves breakdown

The table below shows the certified P1 reserves breakdown:

Proved reserves breakdown by type (MMboe)	2022	2021	▲ y/y (MMboe)	▲ y/y (%)
Proved developed reserves	86.2	64.7	21.5	33%
Oil	68.5	48.5	20.0	41%
Natural Gas	17.7	16.2	1.5	9%
Proved undeveloped reserves	165.4	116.9	48.5	42%
Oil	139.5	98.1	41.4	42%
Natural Gas	25.9	18.8	7.2	38%

Total proved reserves	251.6	181.6	70.0	39%

[1]

See P1 reserves valuation section below. Future net cash flows were calculated by applying current prices of oil and gas reserves to estimated future production of proved oil and gas reserves as of the date reported, less the estimated future to be incurred in developing and producing the proved reserves.

Considering a total production of 17.7 MMboe for 2022, the implied P1 reserves life was 14.2 years, as shown below:

Proved reserves reconciliation	Oil (MMbbl)	Natural Gas (MMboe)	Total (MMboe)
Proved reserves YE 2021	146.6	35.0	181.6
(-) Production	(14.8)	(2.9)	(17.7)
(+) Additions	76.2	11.6	87.8

Proved reserves YE 2022	208.0	43.6	251.6

Reserves replacement ratio	515%	395%	495%

Reserves life (years)	14.1	14.9	14.2

The table below shows the certified P1 reserves breakdown by concession:

Net reserves by concession	Oil (MMbbl)	Natural Gas (MMboe)	Total (MMboe)
Bajada del Palo Oeste	155.9	30.6	186.4
Aguada Federal	31.5	5.9	37.4
Bajada del Palo Este	6.7	1.8	8.5
Entre Lomas Rio Negro	3.7	2.2	6.0
CS-01	2.9	1.1	4.0
25 de Mayo–Medanito SE	2.8	0.2	3.0
Jagüel de los Machos	2.1	0.6	2.7
Coirón Amargo Norte	0.6	0.2	0.8
Entre Lomas Neuquén	1.1	0.4	1.5
Charco del Palenque	0.6	0.1	0.7
Acambuco	0.1	0.6	0.7
Jarilla Quemada	0.0	0.0	0.0
Bandurria Norte	0.0	0.0	0.0

Total	208.0	43.6	251.6

Production update

	Q4-22	Q3-22	Q4-21	▲ y/y	▲ q/q	2022	2021	▲ y/y
Total (boe/d)	54,718	50,669	41,064	33%	8%	48,560	38,845	25%
Oil (bbl/d)	45,745	41,909	32,436	41%	9%	40,078	30,359	32%
Natural Gas (MMm3/d)	1.35	1.32	1.29	5%	3%	1.28	1.27	0%
NGL (boe/d)	460	462	524	(12)%	(0)%	450	475	(5)%

Average daily production during Q4 2022 was 54,718 boe/d, a 33% increase year-over-year, mainly driven by growth in Bajada del Palo Oeste, Aguada Federal and Bajada del Palo Este. Oil production was 45,745 bbl/d during Q4 2022, an interannual increase of 41%. Natural gas production in Q4 2022 was 1.35 MMm3/d, a 5% increase year-over-year.

Total production in 2022 averaged 48,560 boe/d, a 25% increase year-over-year, of which oil production was 40,078 bbl/d, reflecting an interannual increase of 32%.

Bajada del Palo Oeste

The certified P1 oil and gas reserves in Bajada del Palo Oeste were 186.4 MMboe as of December 31, 2022, a 20% increase with respect to year-end 2021.

The increase was mainly driven by new well activity and strong results in well productivity, as the Company tied-in 20 new wells during 2022. This led to the addition of 32 P1 shale oil well locations in Bajada del Palo Oeste, resulting in a total of 166 booked P1 locations. Proved additions in the block totaled 42.9 MMboe.

The Company has identified up to 550 new well locations in the block and has drilled and tied-in 60 shale oil wells since the start of the project in 2018.

Aguada Federal

The certified P1 oil and gas reserves in Aguada Federal were 37.4 MMboe as of December 31, 2022. The block had no certified P1 reserves at the end of 2021.

The increase was mainly driven by new well activity, as the Company tied-in six new wells during 2022, which led to the addition of 40 P1 shale oil well locations in Aguada Federal.

Vista acquired a 50% working interest in the block in September 2021, and the remaining operated 50% working interest in January 2022. The Company has identified up to 150 new well locations in the block.

Mexico

Certified P1 reserves in block CS-01, located in Tabasco, Mexico, were 4.0 MMboe as of December 31, 2022, down from 4.5 MMboe at year-end 2021. The change was driven by 0.2 MMboe of 2022 production and a negative revision of 0.3 MMboe.

P1 reserves valuation: Argentina

In accordance with the regulations set forth by the United States Securities and Exchange Commission (“SEC”), future net cash flows were calculated by applying current prices of oil and gas reserves (with consideration of price changes only to the extent provided by contractual arrangements) to estimated future production of proved oil and gas reserves as of the date reported, less the estimated future expenditures (based on current costs) to be incurred in developing and producing the proved reserves. Future net cash flows were then discounted using a factor of 10% per annum.

For the Argentina assets, the proved reserves as of December 31, 2022, were calculated with a price of 72.3$/bbl for oil, 31.2 $/boe for LPG and 3.9 $/MMbtu for natural gas, compared to 54.9 $/bbl, 26.7 $/boe and 3.4 $/MMbtu, respectively, as of December 31, 2021. These prices are assumed flat for the entire valuation in accordance with SEC regulations.

The estimated certified future net cash flows attributable to Vista’s interests in the P1 reserves, as of December 31, 2022, of the properties located in Argentina, evaluated using the regulations established by the SEC, are summarized as follows:

Future net cash flows (Cumulative $MM)	Undiscounted	Discounted at 10% p.a.
Proved developed	2,472.3	1,614.5
Proved undeveloped	3,760.1	1,577.3

Total proved	6,232.4	3,191.8

P1 reserves valuation: Mexico

For CS-01 block, the proved reserves as of December 31, 2022, were calculated with a price of 80.2 $/bbl for oil, and 4.7 $/MMbtu for natural gas. These prices are assumed flat for the entire valuation in accordance with SEC regulations.

The estimated future net cash flows attributable to Vista’s interests in the proved reserves, as of December 31, 2022, of the CS-01, using the regulations established by the SEC are summarized as follows:

Future net cash flows (Cumulative $MM)	Undiscounted	Discounted at 10% p.a.
Total proved	101.4	49.6

Definitions and Methodology

•

The information included regarding estimated quantities of proved reserves is derived from estimates of the proved reserves as of December 31, 2022, from the reports dated January 30, 2023, prepared by DeGolyer and MacNaughton for Vista’s concessions located in Argentina and Mexico.

•

According to SEC regulations, proved reserves are those quantities of oil and gas which, by analysis of geoscience and engineering data, can be estimated with “reasonable certainty” to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation.

•	Oil includes crude oil and condensate and NGL; NGLs represent less than 1% of total reserves of the Company.

•	Units:

•	$MM: million US Dollars

•	Bbl: barrels

•	Boe: barrels of oil equivalent

•	MMm3: million cubic meters

•	MMboe: million barrels of oil equivalent

•	MMBtu: million British thermal units

•	P1: proved reserves

•	Conversion metrics:

•	1 cubic meter of oil = 6.2898 barrels of oil

•	1,000 cubic meters of gas = 6.2898 barrels of oil equivalent

•	Note on the tables of this document. Totals in tables might not add-up to the components of the individual lines due to rounding.

Forward-Looking Statements

Any statements contained herein or in the attachments hereto regarding Vista that are not historical or current facts are forward-looking statements. These forward-looking statements convey Vista’s current expectations or forecasts of future events. Forward-looking statements regarding Vista involve known and unknown risks, uncertainties and other factors that may cause Vista’s actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in the “Risk Factors,” “Forward-Looking Statements” and other applicable sections of Vista’s prospectus filed with the United States Securities and Exchange Commission (“SEC”) and other applicable filings with the SEC and the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores).

Enquiries:

Investor Relations:

ir@vistaenergy.com

Argentina: +54 11 3754 8500

Mexico: +52 55 8647 0128

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 13, 2023

VISTA ENERGY, S.A.B. DE C.V.

By:	/s/ Alejandro Cherñacov
Name:	Alejandro Cherñacov
Title:	Strategic Planning and Investor Relations Officer